Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull Market Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 SW 7TH STREET, SUITE 1405
(No. and Street)

Miami	Fl	33130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Colombo 312-718-2573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO
(Name – *if individual, state last, first, middle name*)

3150 SW 38th Avenue, 11th Fl	Coral Gables	Fl	33146
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Douglas Colombo_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bull Market Securities, Inc._____ , as of __December 31_____ , 20 20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

Notary Public State of Florida
Jennifer Warne
My Commission GG 321454
Expires 07/20/2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Table of Contents
December 31, 2020



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Bull Market Securities, Inc.
(A Wholly-owned Subsidiary of Goldon Company Trade S.A.)
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc., (A Wholly-owned Subsidiary of Goldon Company Trade S.A.), (the "Broker-Dealer") as of December 31, 2020, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Broker Dealer has not generated significant revenues to maintain its operations and thus is dependent upon Goldon Company Trade S.A. (the "Parent") to make capital contributions from time to time to provide support for its operations. The Parent has provided a commitment letter to the Company to fund its obligations. The Broker Dealer's ability to continue operations is dependent upon the Parent's willingness and ability to continue providing the necessary capital for the Broker Dealer to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) and to fund its obligations.

Supplemental Information

The Computation of Net Capital Under and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The Supplemental Information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 31, 2021

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2020

December 31,		**2020**
ASSETS		
Cash	$	54,783
Deposit with clearing broker		100,000
Receivable from clearing broker		278,205
Other assets		66,520
Operating lease right-of-use assets		30,019
Total assets	**$**	**529,527**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	8,057
Due to affiliate		99,494
PPP loan		38,577
Subordinated loan interest payable		2,894
Liabilities subordinated to claims of general creditors		100,000
Operating lease liability		30,262
Total liabilities		279,284
Stockholder's Equity		
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		999,990
Accumulated deficit		(749,757)
Total stockholder's equity		250,243
Total liabilities and stockholder's equity	**$**	**529,527**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Commissions (Including $237,260 from related party)	$ 922,129
12b-1 distribution fees	50,593
Other income	25,229
Total revenues	997,951
Expenses	
Professional fees	400,123
Compensation and benefits	290,738
Clearance and execution fees	238,164
Office and other expenses	47,859
Occupancy expense	46,952
Insurance and regulatory	30,853
Interest expense	2,023
Depreciation	1,657
Total expenses	1,058,369
Net loss	**$ (60,418)**

The accompanying notes are an integral part of the financial statements


Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2020


Balance at December 31, 2019	$	100,000
Changes on subordinated claims of general creditors - no changes		-
Balance at December 31, 2020	$	100,000

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$ 999,990	$ (689,339)	$ 310,661
Net loss	-	-	-	(60,418)	(60,418)
Stockholder's equity, end of year	1,000	$ 10	$ 999,990	$ (749,757)	$ 250,243

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(60,418)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Depreciation		1,657
Non cash lease expense		40,019
Interest on liabilities subordinated to claims of general creditors		2,023
Changes in operating assets and liabilities		
Decrease in receivable from clearing broker		91,292
Increase in other assets		(13,136)
Decrease in accounts payable		(118,858)
Decrease in operating lease liability		(40,788)
Increase in due to affiliate		27,272
Total adjustments		(10,519)
Net cash used in operating activities		(70,937)
Cash flows provided by financing activities:		
Proceeds from PPP loan		38,577
Net cash provided by financing activities		38,577
Net decrease in cash		(32,360)
Balance, beginning of year		87,143
Balance, end of year	$	**54,783**

The accompanying notes are an integral part of the financial statements

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the "Company"), is a Florida corporation registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the "Parent").

The Company primarily solicits foreign clients, specifically from Argentina. The client's proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to the Company for it to maintain compliance with SEC Rule 15c3-1 and for it to continue to meet its obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivable from Clearing Broker

The Company's receivable from clearing broker include amounts receivable from unsettled trades on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits.

Other assets

Other assets consist of deposits, prepaid expense and furniture and equipment.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $7,658 and related accumulated depreciation of $4,050 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2020, depreciation expense amounted to $1,657.

PPP Loan

In April 2020, the Company received a loan in the amount of $38,577 under the Paycheck Protection Program (PPP) pursuant to the CARES Act and administered by the U.S. Small Business Administration (SBA). (See NOTE 6)

Leases

The Company accounts for leases in accordance with Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from contracts with customers includes commission income and trading gains. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – Commissions revenue include Riskless principal transactions, commissions and mutual fund commissions and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

12b-1 distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Concentration of Credit Risk

The Company maintains cash at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash, and believes that there is no significant risk with respect to these deposits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit losses, requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its clearing broker. Based on the Company's evaluation, the adoption of ASC 326-20 did not have a material impact on its financial position and results of operations.

NOTE 3: DEPOSIT WITH CLEARING BROKER

The Company has an agreement with AXOS Clearing, LLC (the "Clearing Broker") to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,000 deposit on hand with the Clearing Broker, and as of December 31, 2020 has maintained such balance.

NOTE 4: RECEIVABLE FROM CLEARING BROKER

Receivable from Clearing Broker results from the Company's normal securities transactions. As of December 31, 2020, the amount due from its current Clearing Broker was $278,205.

NOTE 5: LEASES

The Company entered into a 12 month lease in October 2018 for office space with monthly lease payments of $3,300 and an option to renew the agreement at the end of the lease for up to two years. In October 2019 and again in July 2020, the Company signed an agreement to extend the agreement 12 months. Payments due under the lease contract includes fixed payments plus variable payments for taxes, insurance and common area maintenance.

NOTE 5: LEASES (Continued)

The Company determined that the exercise of the remaining lease option to be reasonably certain and thus recorded a ROU asset and lease liability on the statement of financial condition upon adoption of ASC 842 as of January 1, 2019. The Company's then initial recognition and measurement of a ROU asset and lease liability of $108,410 was based on the present value of the Company's remaining operating lease payments. The present value was calculated utilizing the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury as of December 31, 2019 of 2.6%, based on the terms of the lease and the interest rate environment at the date of adoption. A lease extension modification lowering the monthly payments in year three resulted in a ROU asset and liability reduction of $1,153. Office lease costs of $42,752 for the year ended December 31, 2020 are included in office and other expenses on the accompanying statement of operations. For the year ended December 31, 2020, total cash paid for the lease was $40,788.

The components of office lease cost are as follows:

For the year ending December 31,	2020
Operating lease cost	40,019
Variable lease cost	2,733
	$ 42,752

The future minimum rental payments are as follows:

2021	30,591
	30,591
Less imputed interest	(329)
	$ 30,262

NOTE 6: PPP LOAN

On April 15, 2020, the Company received a loan in the amount of $38,577 under the PPP pursuant to the CARES Act and administered by the SBA. The PPP provides for forgivable loans to qualifying businesses. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, rent and utilities.

Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first 12 months, maturing on April 15, 2022. The Company applied for loan forgiveness which the Small Business Administration ("SBA") approved on January 11, 2021.

NOTE 7: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a 12 month subordinated loan agreement with the Affiliate (defined in Note 9), which began on July 25, 2019 where the Affiliate loaned the Company $100,000 at an annual interest rate of 2%. The note was automatically extended an additional 12 months on July 25, 2020. Principal and interest are due on July 25, 2021. As of December 31, 2020, the subordinated loan was $102,894 which includes accrued interest of $2,894.

NOTE 8: INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2020.

The Company has approximately $152,000 of Federal and State net operating loss carry forwards expiring in varying amounts between 2036 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $514,000 of Federal and State net operating loss carryforwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings.

As of December 31, 2020, the Company's deferred federal and state tax assets totaled approximately $178,000. Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years ending December 31, 2017 and after.

NOTE 9: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with an affiliate through common ownership, Bull Market Brokers S.A. (the "Affiliate"), which began on October 7, 2016 and was amended on November 1, 2017 where the Affiliate will provide various services to the Company. For the year ended December 31, 2020, Bloomberg services, office space and services related to a jointly shared employee were provided by the Affiliate, and they amounted to $27,540. These expenses are reflected within their respective category in the accompanying statement of operations. The Company has $99,494 due to the Affiliate relating to this agreement at December 31, 2020.

NOTE 9: RELATED PARTY TRANSACTIONS (Continued)

The Company conducts trading transactions with the Parent. During the year ended December 31, 2020, $237,260 of commissions were earned from transactions with the Parent.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2020, the Company had net capital of $322,300 which was $72,300 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

NOTE 11: UNCERTAINTIES

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant adverse impact on the financial conditions, operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

NOTE 12: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on March 31, 2021.

The SBA approved full forgiveness of the Company's $38,577 PPP loan on January 11, 2021. (See NOTE 6)

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities And Exchange Commission
December 31, 2020

December 31,		**2020**
Total stockholder's equity	$	250,243
Additions		
Liabilities subordinated to claims of general creditors		100,000
PPP loan		38,577
		138,577
Deductions		
Other assets		66,520
Net capital		322,300
Minimum net capital requirement (NOTE 10)		250,000
Excess net capital	$	**72,300**

December 31,		**2020**
Schedule of Aggregated Indebtedness:		
Accounts payable	$	8,057
Due to affiliate		99,494
Subordinated loan interest payable		2,894
Excess lease liability over right-of-use assets		243
Aggregate indebtedness	$	**110,688**
Ratio of aggregate indebtedness to net capital		**.34 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2020, as filed.

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3



Tel: 305-373-5500   1450 Brickell Avenue, 18th Floor
Fax: 305-373-0056   Miami, FL 33131
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Bull Market Securities, Inc.
(A Wholly-owned Subsidiary of Goldon Company Trade S.A.)
Miami, Florida

We have reviewed management's statements, included in the accompanying Bull Market Securities, Inc.'s Exemption Report, in which (1) Bull Market Securities, Inc. identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from Rule 15c3-3 *(k)(2)(ii)* (the "exemption provision") and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provision throughout the most recent fiscal year except as described in its Exemption Report. Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

March 31, 2021



Exemption Report under Rule 17a-5 (d)(4) of the Securities and Exchange Commission

Bull market Securities, Inc. (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made to certain brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3 (k)(2)(ii)

(2)   The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2020 through December 31, 2020, except on September28, 2020 and on November 10, 2020, whereby the Company failed to forward two customer checks to the Clearing Broker within one Business day. The Company has at all times forwarded the customer checks to the Clearing Broker.

The Company has taken corrective action to rectify the deficiency and to prevent this situation from reoccurring in the future.

_____

Bull Market Securities, Inc.

I, Douglas Colombo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: FINOP

Date March 31, 2021

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement on Exemption From the Computation of Reserve
Requirements and Information for Possession or Control
Requirements Under Rule 15c3-3
December 31, 2020

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



March 31, 2021

BDO USA, LLP
3150 SW 28th Avenue
11th Floor
Coral Gables, FL 33146

Ladies and Gentlemen:

In connection with your engagement to apply agreed-upon procedures with respect to the General Assessment Reconciliation (Form SIPC-7) of the Bull Market Securities, Inc. (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.) (the "Company") for the year ended December 31, 2020 in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which were agreed to by the SIPC, we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1.   We are responsible for the compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

2.   For the year ended December 31, 2020, the General Assessment Reconciliation (Form SIPC-7) of the Company is presented in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules.

3.   We have advised you of all information, including events occurring subsequent to December 31, 2020, of which we are aware that may contradict the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

4.   There have been no

   a. Intentional misstatements or omissions of amounts that would have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) involving management or employees.

   b. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

5.   There are no violations or possible violations of laws or regulations that would have a material effect on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

6.   All reports required by regulatory agencies (e.g., EPA, OCC, FDIC, DOL, Medicare, U.S. Customs Service, HIPAA) relevant to the Company's compliance with the applicable

instructions of the General Assessment Reconciliation (Form SIPC-7) have been filed, and there are no violations of any existing regulatory reporting requirements when the effects thereof could be material to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

7. There have been no communications from regulatory agencies, internal auditors or other independent practitioners or consultants relating to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2020 and March 31, 2021.

8. We have made available to you all information that we believe is relevant to the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

9. We have responded fully to all inquiries made to us by you during the engagement.

10. No events have occurred subsequent to December 31, 2020 that would require adjustment to or modification of the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

11. Your report is intended solely for the information and use of the Company and the SIPC and is not intended and should not be used by anyone other than those specified parties.

Very truly yours,

_____
Lautaro Marra, CEO



_____
Douglas Colombo, FINOP